UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AVANADE INC.
(Name of Issuer)
Common stock, par value of $0.0001 per share
(Title of Class of Securities)
[None]
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ACCENTURE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	BERMUDA

	5	SOLE VOTING POWER

NUMBER OF		59,271,868

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,456,082

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,271,868

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	62,727,850

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	95.8[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Reflects the deemed conversion of 59,271,768 shares of Series A preferred stock into an equal number of shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as specifically provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 79.8% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ACCENTURE LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	ILLINOIS

	5	SOLE VOTING POWER

NUMBER OF		51,000,100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,456,082

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,000,100

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,456,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	95.2[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
2 Reflects the deemed conversion of 51,000,000 shares of Series A preferred stock into an equal number of shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 69.3% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ACCENTURE INTERNATIONAL SÀRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	LUXEMBOURG

	5	SOLE VOTING POWER

NUMBER OF		8,271,768

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,456,082

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,271,768

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,727,850

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	81.0[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
3 Reflects the deemed conversion of 8,271,768 shares of Series A preferred stock into an equal number of shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 14.9% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: MICROSOFT CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	WASHINGTON

	5	SOLE VOTING POWER

NUMBER OF		15,479,234

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,456,082

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,479,234

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,935,316

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	87.3[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
4 Reflects the deemed conversion of 15,479,135 shares of Series A preferred stock into an equal number of shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 24.1% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: MICROSOFT AVN HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA

	5	SOLE VOTING POWER

NUMBER OF		14,343,107

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,456,082

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,343,107

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,799,189

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	86.6[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
5 Reflects the deemed conversion of 14,343,008 shares of Series A preferred stock into an equal number of shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 22.7% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: THOMAS BOECKLING

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,711

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,711

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
6 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.02% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: NEIL DICKER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	AUSTRALIA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.4[7]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
7 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.02% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: SUZANNE DURARD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38,532

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,532

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
8 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.05% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ARNAUD EDARD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	FRANCE

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: DONALD EVANS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,760

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,760

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.1[9]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
9 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.05% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: HOWARD KILMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		540,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	540,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.0[10]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
10 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.7% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: DENNIS K. KNAPP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		430,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	430,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.3[11]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
11 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.5% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ASHISH KUMAR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		500,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.1[12]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
12 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.6% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: SUSAN PAUL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,111

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: HARRY PITORAK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		203,719

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	203,719

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2[13]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
13 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.3% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ANDREA RAMACCIOTTI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	ITALY

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,249

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,249

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2[14]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
14 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.01% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ADAM WARBY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED KINGDOM

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		690,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	690,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.3[15]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
15 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 0.9% ownership of the voting securities.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: ANDREW WHITE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	IRELAND

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		950,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	950,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.2[16]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
16 Reflects the deemed exercise of options for shares of common stock, as computed under Rule 13d-3(d)(1)(i). Shares of Series A preferred stock and shares of common stock vote together as one class, except as otherwise provided under the Company’s Restated Articles of Incorporation or the Washington Business Corporations Act. In a vote together as a single class, the reporting person would have 1.2% ownership of the voting securities.

Item 1.
(a)	Name of Issuer:

Avanade Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2211 Elliott Avenue, Suite 200, Seattle, Washington 98121
Item 2.
(a)	Name of Person Filing:

Accenture Ltd, Accenture LLP, Accenture International Sàrl, Microsoft Corporation, Microsoft AVN Holdings, Inc., Thomas Boeckling, Neil Dicker, Suzanne DuRard, Arnaud Edard, Donald Evans, Howard Kilman, Dennis K. Knapp, Ashish Kumar, Susan Paul, Harry Pitorak, Andrea Ramacciotti, Adam Warby and Andrew White.

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(b)	Address of Principal Business Office or, if none, Residence:

The business address of Accenture Ltd, Accenture LLP and Accenture International Sàrl is c/o General Counsel, 1661 Page Mill Road, Palo Alto, CA 94304

The business address of Microsoft Corporation is One Microsoft Way, Bldg 8, North Office 2211, Redmond, WA 98052, and of Microsoft AVN Holdings, Inc. is One Microsoft Way, Redmond, WA 98052.

The business address of Thomas Boeckling, Neil Dicker, Suzanne DuRard, Arnaud Edard, Donald Evans, Howard Kilman, Dennis K. Knapp, Ashish Kumar, Susan Paul, Harry Pitorak, Andrea Ramacciotti, Adam Warby and Andrew White is 2211 Elliott Avenue, Suite 200, Seattle, Washington 98121.

(c)	Citizenship:

See row 4 of each cover page

(d)	Title of Class of Securities:

Common stock, par value of $0.0001 per share

(e)	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
    Not Applicable
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

See row 9 of each cover page

(b)	Percent of class:

See row 11 of each cover page

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

See row 5 of each cover page

(ii)	Shared power to vote or to direct the vote

See row 6 of each cover page

(iii)	Sole power to dispose or to direct the disposition of

See row 7 of each cover page

(iv)	Shared power to dispose or to direct the disposition of

See row 8 of each cover page
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
            Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
            Control Person.
            Not Applicable
Item 8. Identification and Classification of Members of the Group.
            See Exhibit 2
Item 9. Notice of Dissolution of Group.
            Not Applicable
Item 10. Certifications.
            Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ACCENTURE LTD*
ACCENTURE LLP*
ACCENTURE INTERNATIONAL SÀRL*
MICROSOFT CORPORATION*
MICROSOFT AVN HOLDINGS, INC.*
THOMAS BOECKLING*
NEIL DICKER*
SUZANNE DURARD*
ARNAUD EDARD*
DONALD EVANS*
HOWARD KILMAN*
DENNIS K. KNAPP*
ASHISH KUMAR*
SUSAN PAUL*
HARRY PITORAK*
ANDREA RAMACCIOTTI*
ADAM WARBY*
ANDREW WHITE*

Date: February 14, 2008	By	/s/ Mark H. Voigts
Name: Mark H. Voigts
Title: Attorney-in-fact for each of the Reporting Persons*

* Signed pursuant to a Power of Attorney and Joint Filing Agreement dated February 14, 2007 that was filed as Exhibit 1 to the Schedule 13G filed February 14, 2007.
Exhibit 1
Incorporated by reference to Exhibit 1 to the Schedule 13G filed February 14, 2007.
Exhibit 2
Incorporated by reference to Exhibit 2 to the Schedule 13G filed February 14, 2007.